Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

INFORMATION ON THE RESULTS FOR 2007

We present below the main results of Banco Itaú Holding Financeira (Itaú) for 2007. The complete financial statements and the Management’s Discussion and Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1.
Consolidated net income of Itaú in 2007 totaled R$ 8,474 million, with annualized return of 32.1% on average equity. Excluding the non-recurring items in the amount of R$ 1,295 million, the consolidated recurring net income totaled R$ 7,179 million, with a return of 27.2%.

2.
Consolidated stockholders’ equity totaled R$ 28,969 million, a 22.9% increase as compared to December 2006. BIS ratio as of December 2007 was 17.9%. Itaú has margin to give continuity to credit expansion. Even in a higher volatility environment, its models can assure consistency and quality for this growth. Itaú’s capital structure has enabled growth without capital infusion.

3.
In the year, the preferred shares of Itaú posted an appreciation of 20.0%. The market value of Itaú was R$ 110,888 million at Stock Exchanges at the end of December 2007, an increase of 20.2% as compared to the same period of 2006.

4.
Itaú paid or provided for its own taxes and contributions in the amount of R$ 7,820 million for 2007. Additionally, the amount of R$ 8,516 million in taxes was withheld and collected from clients and was directly levied on financial operations.

5.
Itaú’s consolidated assets totaled R$ 294,876 million, a 40.6% increase as compared to December 2006. The loan portfolio, including endorsements and sureties, grew 36.2% as compared to the same period of 2006, totaling R$ 127,589 million. In Brazil, the increase in the free credit to individuals segment was 34.8%, reaching R$ 54,416 million, and in the very small, small and middle market company segment, the increase was 34.0% as compared to December 2006, totaling R$ 21,769 million. Total free, raised and managed own assets increased 32.1% as compared to the same period in the prior year, totaling R$ 471,657 million. Savings deposits increased 22.2%. Technical provisions of insurance, pension plan and capitalization reached R$ 23,832 million, an increase of 25.2% as compared to December 2006.

6.
Itaú employed 65,089 people at the end of 2007. The employee’s fixed compensation plus charges and benefits totaled R$ 4,604 million in this year. Welfare benefits granted to employees and their dependants totaled R$ 806 million, and investment in education, training and development programs totaled R$ 79 million.

7.
For the eighth consecutive year, Itaú has been selected to be part of the select group of 318 companies which make up the Dow Jones Sustainability World Index (DJSI), and it is the only Latin American bank included in the index since it was created. Itaú is included in the present share portfolio of the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (Bovespa).

8.
Itaú brand was considered the most valuable brand of the country for the fifth time, according to a study of Interbrand, an international consulting company. The estimated value is equivalent to R$ 8,076 million.

9.	In 2007, we highlight the following significant events:

•
Completion of the acquisition of BankBoston International (BBI), with headquarters in Miami, and BankBoston Trust Company Limited (BBT), with headquarters in Nassau, by Banco Itaú Europa and its subsidiary Banco Itaú Europa Luxembourg.

•	Completion of the acquisition of the international private banking assets of Latin American clients of ABN AMRO Bank N.V.’s Miami and Montevideo branches, by Banco Itaú Europa.

INFORMATION ON THE RESULTS FOR 2007	fls.2

•	Disposal of 832 thousand shares of Serasa S.A. (22.33% of total capital) to Experian Brasil Aquisições Ltda. The income from this disposal amounted to R$ 490 million, after taxes.
•	Disposal of 53.8 million common shares (8.73% of total capital) of Redecard S.A., which generated a positive impact of R$ 1 billion, after taxes.
•	Disposal of 11.4 million shares of Bovespa Holding S.A. in its Initial Public Offering (IPO). The transaction impacted the result for 2007 by approximately R$ 164 million, after taxes.
•
Disposal of 13.9 million shares of Bolsa de Mercadorias e Futuros - BM&F S.A. in its Initial Public Offering (IPO). This transaction impacted the result for 2007 by approximately R$ 150 million, after taxes.

•	Incorporation of Kinea, a company specialized in the management of alternative investments comprising Hedge Funds and Real Estate Equity Funds targeted at high net worth and corporate clients.
•
Association with Daewoo Securities and KDB Asset Management to launch a fund comprising investments in shares and fixed-income securities that provides a selection of portfolios targeted at Korean investors who want to invest in Brazilian assets.

•	Agreement of Itaú Holding with LPS Brasil – Consultoria de Imóveis S.A. (Lopes) for the promotion and supply of real estate products.

10.	In 2007, R$ 183 million were invested in social and cultural projects. The following initiatives should be highlighted:

•
Launch of the “Uso Consciente da Conta Corrente e Acessibilidade” (Responsible Use of Current Account and Accessibility) Programs; 2nd Edition of "Itaú Criança" (Itaú Child), which mobilized employees and clients for the topic “assurance of the right to quality education”, giving support for over 2,000 public schools to create or update their libraries. Noteworthy are also the investments of Fundação Itaú Social in 25 projects of its own and 165 supporting initiatives to institutions with social actions aligned with its guidelines; the seventh edition of the Itaú-Unicef Award with 1,574 enrolled projects; and the partnership of Fundação Itaú Social with the Ministry of Education (MEC) for the implementation of the Brazilian Portuguese Language Olympiad supported by the “Escrevendo o Futuro” (writing the future) program.

•
In 2007, the headquarters of Instituto Itaú Cultural in São Paulo was visited by over 265,000 people. 194 events were held in all Brazilian States and three Latin American capital cities.  The “Rumos” (Directions) Program, which received 3,578 enrollments for the categories Cultural Journalism, Literature, Music and Cultural Management Research, selected 110 projects from 25 Brazilian states. Noteworthy are also the exhibition celebrating the 20th anniversary of Instituto Itaú Cultural, with over 48,000 visitors, and the launch of the new website and the new monthly magazine Continuum, devoted to Brazilian art and culture.

•
Launch of Fundo Itaú Renda Fixa Ecomudança (fixed-income fund), which will allocate part of its management fees to finance projects focused on the reduction of the climate change effects. In October, a public consultation was held under the AA 1000 Framework for assessment of the Social and Environmental Risk Policy to grant credit to companies. This Policy is available on the website www.itau.com.br/socioambiental.

São Paulo, February 11, 2008.

Olavo Egydio Setubal
Chairman of the Board of Directors

Alfredo Egydio Setubal Investor Relations Officer